Exhibit 99.1

SPI Energy Acquires Consumer Contracts of Petersen-Dean, One of the Largest Full-Service, Privately-Held Roofing and Solar Companies in the US

SANTA CLARA, CA / ACCESSWIRE / January 6, 2021 / SPI Energy Co., Ltd., (NASDAQ:SPI) (the "Company"), a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced SolarJuice American, Inc., a wholly owned subsidiary of the Company, acquired the consumer contracts of Petersen-Dean, Inc., one of the largest full-service, privately-held roofing and solar companies in the US.

Petersen-Dean was generating $300 million to $400 million in sales annually with favorable profit margins prior to COVID-19. “Our acquisition of these consumer contracts could save thousands of US jobs that were in jeopardy following Petersen-Dean’s Chapter 11 filing in June 2020. This is also a major win for us as we work to accelerate our penetration in the vast US markets and create better renewable products and services for American residential customers,” stated Xiaofeng Peng, Chairman and CEO of SPI Energy.

Founded in 1984, Petersen-Dean was one of the nation’s largest independently owned solar and roofing companies that specialized in new residential construction. At its peak, the company employed nearly 3,000 solar and roofing employees in nine states: Arizona, California, Colorado, Florida, Hawaii, Louisiana, Nevada, Oklahoma and Texas.

The U.S. installed 3.8 gigawatts (GW) of solar PV capacity in Q3 2020 to reach 88.9 GW of total installed capacity, enough to power 16.4 million American homes. Wood Mackenzie forecasts 43% annual growth in 2020, with more than 19 GW of installations expected. In total, the U.S. solar market will install more than 107 GW of solar over the next five years.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

About Petersen Dean Inc.

Founded in 1984, Petersen-Dean, Inc. specializes in residential roofing and solar installations across the United States. The Company partners with some of the nation’s largest builders and developers for their roofing and solar installations.  With more than a million roofs under its belt, the Pleasanton, CA-based company employs nearly a thousand installers and operates in five states:  California, Florida, Nevada, Colorado and Texas. Please visit http://www.petersendean.com/ for more details.

1

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as “may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spigroups.com

Dave Gentry
RedChip Companies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.

2